Exhibit 99.1

CATALYST PAPER CORPORATION

NOTICE OF

2016 ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF

CATALYST PAPER CORPORATION

TO BE HELD ON MAY 10, 2016

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL MEETING

TO:         THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Catalyst Paper Corporation (the “Corporation”) will be held at Catalyst’s Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, May 10, 2016 at 12:30 p.m. Vancouver time, for the following purposes:

1.	To place before the Meeting the audited consolidated financial statements of the Corporation for the year ended December 31, 2015, and the auditors’ report thereon;

2.	To reappoint KPMG LLP as auditors of the Corporation for the ensuing year;

3.	To elect directors for the ensuing year; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

The directors have fixed the close of business on March 14, 2016 as the record date for determining shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements for the year ended December 31, 2015, together with the auditors’ reports thereon, are included in the 2015 Annual Report of the Company, available on our website at www.catalystpaper.com and on SEDAR at www.sedar.com. Copies may be obtained, free of charge, upon request from the Corporate Secretary, Catalyst Paper Corporation, 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3. Shareholders are invited to attend the Meeting.

Registered shareholders who cannot attend the Meeting in person are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada. To be effective, the proxy must be received by CST Trust Company prior to 12:30 p.m. Vancouver time on May 6, 2016, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

DATED at Vancouver, British Columbia, this 14th day of March, 2016.

By order of the Board of Directors

“James Isaac”

James Isaac
Corporate Legal Counsel and Corporate Secretary

TABLE OF CONTENTS

general Proxy Information	3
Solicitation of Proxies	3
Voting by Proxies	3
Advice to Beneficial Holders of Shares	3
Additional Information for Non-Registered Shareholders	4
Revocability of Proxies	4
Voting Shares and Principal Holders	5

ELECTION OF DIRECTORS	5
Majority Voting Policy	10

APPOINTMENT OF AUDITORS	10

Catalyst Paper Corporation Background	10

STATEMENT OF EXECUTIVE COMPENSATION	11
Compensation Discussion and Analysis	11
Performance Graph	13
Compensation Governance	14
Summary Compensation Table	16
Incentive Plan Awards	16
Outstanding Share Based and Option Based Awards	17
Incentive Plan Awards – Value Vested or Earned During the Year	17
Pension Plan Benefits	17
Defined Contribution Plans Table	19
Termination and Change of Control Benefits	19
Board of Directors Compensation	20
Securities Authorized for Issuance Under Equity Compensation Plans	23
Indebtedness of Directors and Executive Officers	23
Interests of Informed Persons in Material Transactions	23
Directors’ and Officers’ Liability Insurance	23

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	24
Composition of the Board	24
Board Mandate	24
Position Descriptions	25
Orientation and Continuing Legal Education	25
Ethical Business Conduct	25
Nomination of Directors	26
Committees of the Board	26
Term Limits	29
Gender Diversity Policy	29

Other Information	29
Availability of Documents	29
Shareholder Proposal for 2017 Annual Meeting	30
Approval of Circular	30

schedules
Schedule A – Compliance with Corporate Governance Guidelines	31
Schedule B – Board Administration Guidelines and Terms of Reference	37
Schedule C – Terms of Reference for the Board of Directors	40
Schedule D – Audit Committee Terms of Reference	43
Schedule E – Governance, Human Resources and Compensation Committee Terms of Reference	50

Catalyst Paper Corporation

Management information circular

Dated March 14, 2016

general Proxy Information

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders (the “Shareholders”) of the Corporation to be held on Tuesday, May 10, 2016 and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Notice”). The cost of the solicitation will be born by the Corporation. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice.

Voting by Proxies

The persons designated by management of the Corporation in the enclosed form of proxy are directors or officers of the Corporation.

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice and any other matters which may properly come before the Meeting or any adjournment thereof. Management of the Corporation is not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting. However, if any amendment to matters identified in the accompanying Notice or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the common shares of the Corporation (“Common Shares”) represented by properly executed proxies in favour of the persons designated by management will be voted on such matters pursuant to such discretionary authority.

On any ballot, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered Shareholder as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given in favour of the persons designated by management are intended to be voted in favour of each of the matters referred to herein, including FOR the nominees of management for directors and auditors.

A registered Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting or at any adjournment thereof other than the persons designated by management in the enclosed form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy. In the case of registered Shareholders, the completed, dated and signed form of proxy must be delivered to the Corporation, c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, prior to 12:30 p.m. Vancouver time on Friday, May 6, 2016. A self-addressed envelope is enclosed. In the case of non-registered Shareholders who receive these materials through their broker or other intermediary, such Shareholders should complete the form of proxy in accordance with the instructions provided by their broker or intermediary. See “Advice to Beneficial Holders of Shares” below.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CST Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)	a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)	more typically, a voting instruction form (a “VIF”), which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the VIF.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or a VIF from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a VIF, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

Additional Information for Non-Registered Shareholders

This Circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares: those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Provided the Corporation complies with the applicable provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation is permitted to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive with your Meeting materials a VIF. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxies

A registered Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

Voting Shares and Principal Holders

As at March 14, 2016, the authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 14,527,571 Common Shares and no preferred shares are issued and outstanding. The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote. The board of directors of the Corporation (the “Board”) has fixed the record date for determination of the Shareholders entitled to attend and vote at the Meeting as March 14, 2016. Only holders of record at the close of business on the record date are entitled to vote the Common Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at March 1, 2016, the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 10 per cent of the outstanding Common Shares are:

(i)	Cyrus Capital Partners L.P., which maintains an aggregate number of Common Shares held by all of its managed accounts of 6,452,141 Common Shares, which represents approximately 44.4% of the outstanding Common Shares; and

(ii)	Mudrick Capital Management, L.P., which maintains an aggregate number of Common Shares held by all of its managed accounts of 2,860,473 Common Shares, which represents approximately 19.7% of the outstanding Common Shares.

As at March 14, 2016, the directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is seven. Each person whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates as at March 14, 2016. The information as to Common Shares beneficially owned or over which control or direction is exercised has been furnished by the respective proposed nominees individually.

JOHN BRECKER
Age: 52
New York, New York USA
Director since: September 13, 2012
Independent

Mr. Brecker is a director of Bowery Management and a principal of Drivetrain Advisors. He is a Co-founder of Longacre Fund Management, LLC with offices in New York, NY and London, England and has served as a principal of that organization since 1999. Mr. Brecker has both domestic and international experience in investing and operations management.

Mr. Brecker has a law degree from St. John’s University School of Law, J.D. and a Bachelor of Arts in Political Science from American University.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/10	100%
Deferred Share Units	Nil	Audit Committee	7/7	100%
Options	Nil	Other Public Boards
Phantom Share Units	38,489	Broadview Networks, Inc. – Director
Restricted Share Units	Nil	Dune Energy Inc. – Director
		PMI Group, Inc. – Director
		Targus Group International, Inc. – Director

TODD DILLABOUGH
Age: 54
Calgary, Alberta Canada
Director since: September 13, 2012
Independent

Mr. Dillabough is the Chairman, President and Chief Executive Officer of Barons Resources Corp., a director of San Antonio Oil and Gas Services Ltd. and a former director of Aveos Fleet Performance Inc. Previously, he was President, Chief Executive Officer and Chief Operating Officer of Trident Resources Corporation and Pioneer Natural Resources Canada Inc. Mr. Dillabough has domestic and international operational management, M&A, capital markets and financial restructuring experience.

Mr. Dillabough has a B.Sc Geology from the University of Calgary and is a member of both APEGA and SPE.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/10	100%
Deferred Share Units	Nil	Governance, Human Resources &
Options	Nil	Compensation Committee	12/12	100%
Phantom Share Units	38,489	Environmental, Health & Safety Committee	4/4	100%
Restricted Share Units	Nil	Other Public Boards
		Nil

WALTER JONES
Age: 62
Denver, CO USA
Director since: September 13, 2012
Independent

Mr. Jones was the Managing Director of CoMetrics Partners LLC from 2010 thru 2013 specializing in restructuring and financial advisory services. From 2006 to 2010, he was a partner with JH Cohn, LLP, a consulting, audit and tax advisory firm. From 1997 to 2006, he was a Principal with Mahoney Cohen, a consulting, audit and tax advisory firm. Prior to that from 1987 thru 1997, Mr Jones was a Principal of GDL Management a boutique firm specializing in restructuring and financial advisory services.

Mr. Jones is currently a director and member of the Audit Committee of Neenah Enterprises, Inc. and a director of International Wire Group, Inc. He is also currently serving as the Financial Advisor to the bondholders of American Eagle Energy Corp.

Mr. Jones has a Bachelor of Science degree in industrial engineering from Pennsylvania State University.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/10	100%
Deferred Share Units	Nil	Audit Committee	7/7	100%
Options	Nil	Other Public Boards
Phantom Share Units	38,489	Neenah Enterprises Inc. – Director and Member of the Audit Committee
Restricted Share Units	Nil	International Wire Group, Inc. – Director

LESLIE LEDERER
Age: 67
Chicago, Illinois USA
Director since: September 13, 2012
Independent

Mr. Lederer is an attorney who assists his clients with financing, restructuring and M&A activities. He has worked with both Canadian and American counsel and financiers in turning companies around. He has acted as a consultant in financing, restructuring and mergers and acquisitions since 2008.

Mr. Lederer was interim President and Chief Executive Officer of Catalyst Paper Corporation from June 2013 to September 2013. From July 2007 to August 2008, he was senior advisor for SSAB Svenskt Stal AB a Swedish based international steel producer. Prior to that he was at IPSCO Inc. in the capacity of Vice President, Secretary and General Counsel when it was acquired by SSAB.

Mr. Lederer has a B.Sc Accounting, from the University of Illinois, is a Certified Public Accountant, and a J.D. College of Law from the University of Illinois.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/10	100%
Deferred Share Units	Nil	Governance, Human Resources &
Options	Nil	Compensation Committee	12/12	100%
Phantom Share Units	38,489	Environmental, Health & Safety Committee	4/4	100%
Restricted Share Units	Nil
		Other Public Boards
		Nil

JILL LEVERSAGE
Age: 59
Vancouver, BC, Canada
Director since: June 24, 2013
Independent

Ms. Leversage has over 30 years of experience working in financial services in Vancouver. She currently serves as a director for a portfolio of companies, providing her extensive expertise in the public, private and not-for-profit sectors.

Ms. Leversage has a track record of providing strategic advice to clients, executing M&A mandates, as well as numerous debt and equity financings for both public and private markets. She served as a Managing Director of Highland West Capital from 2013-2015. In 2012, Ms. Leversage spent a year as a financial consultant, and for nine years prior to that, was the Managing Director, Investment Banking of TD Securities. From 1993 to 2002, she was Managing Director of RBC Capital Markets.

Ms. Leversage is a Fellow of the Institute of Chartered Professional Accountants of British Columbia. She is also a Chartered Business Valuator of the Canadian Institute of Chartered Business Valuators and an Accredited Director of the Chartered Secretaries & Administrators. She holds a Bachelor of Commerce degree from the University of Calgary.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	3,940	Board of Directors	10/10	100%
Deferred Share Units	Nil	Audit Committee	7/7	100%
Options	Nil	Other Public Boards
Phantom Share Units	38,489	MAG Silver – Director, Member of the Audit Committee and Chair of the Sustainability Committee
Restricted Share Units	Nil

JOE NEMETH
Age: 51
Langley, BC, Canada
Director since: October 1, 2013
Non-independent

Mr. Nemeth was appointed the Corporation’s President and Chief Executive Officer on October 1, 2013. Mr. Nemeth has over 30 years of pulp and paper experience, including line management positions in sales, marketing and operations.

From 2010 to 2012 Mr. Nemeth was the President and Chief Executive Officer of Canfor Pulp Products Inc. and from 2003 to 2009 was Vice-President, Sales and Marketing of the Canfor Pulp Income Fund.

Mr. Nemeth has a Master of Business Administration from the University of Western Ontario and a Bachelor of Forestry (Honours) from the University of British Columbia.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/10	100%
Deferred Share Units	Nil	Other Public Boards
Options	Nil	Fortress Paper Ltd. - Lead Director. Chair, Compensation Committee and Member, Governance Committee
Phantom Share Units	449,438
Restricted Share Units	Nil

PIERRE RAYMOND
Age: 61
Montreal, PQ, Canada
Director since: July 8, 2014
Independent

Mr. Raymond retired in May 2014 from Stikeman Elliott as a partner in the Montréal office. He served as Chair of the firm from 2006 to 2012 and as a member of the Partnership Board and the Executive Committee from 1997 to 2012. After he stepped down as Chair of the firm, Mr. Raymond continued to coordinate the firm’s multiple country and regional initiatives and maintained a management role in the Montréal office, with a focus on client relations. His practice focused primarily on public mergers and acquisitions, securities regulation and corporate finance. Mr. Raymond was counsel to various corporations with regard to national and international securities offerings, tender offers and financings. Mr. Raymond also counselled US and European clients with respect to Québec law in connection with international privatizations, tender offers and acquisitions.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/10	100%
Deferred Share Units	Nil	Governance, Human Resources &
Options	Nil	Compensation Committee	12/12	100%

Phantom Share Units	38,489	Environmental, Health & Safety Committee	4/4	100%
Restricted Share Units	Nil
		Other Public Boards
		Imvescor Restaurant Group Inc. – Director and Chair of the Human Resources and Governance Committee

The Corporation does not have an executive committee.

Except as disclosed in this Circular, to the knowledge of the Corporation, none of the directors of the Corporation:

(a)	is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

To the knowledge of the Corporation, no director of the Corporation has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Brecker was a director of Dune Energy, Inc. when the company and two affiliated debtors each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on March 8, 2015.

Mr. Dillabough was the Chief Executive Officer of Trident Exploration Corp. when it filed a voluntary petition for relief under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and under Chapter 11 of the United States Bankruptcy Code in September 2009 and then emerged successfully in June 2010. Mr. Dillabough was a director of Aveos Fleet Performance Inc. when that company filed a voluntary petition for relief under the CCAA on March 19, 2012. Mr. Dillabough resigned from Aveos Fleet Performance Inc. immediately following the filing.

Mr. Lederer was a director of Port Townsend Paper Corporation in 2007 when it filed for relief under Chapter 11 of the United States Bankruptcy Code.

Majority Voting Policy

As part of its ongoing review of corporate governance practices, on March 6, 2013 the Board adopted a policy providing that in an uncontested election of directors, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” such nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chair of the Board.

The Governance, Human Resources and Compensation Committee (the “GHRCC”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. In its deliberations, the GHRCC will consider all factors deemed relevant. The Board will take formal action on the GHRCC’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting and will announce its decision via press release. No director who is required to tender his or her resignation shall participate in the GHRCC’s deliberations or recommendations or in the Board’s deliberations or determination.

If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the next annual general meeting, or may appoint a new director, who the Board considers to merit the confidence of the Shareholders, to fill the vacancy, or may call a special meeting of Shareholders at which there will be presented a management slate to fill the vacant position or positions.

APPOINTMENT OF AUDITORS

KPMG LLP are the current auditors of the Corporation. At the Meeting, the holders of Common Shares will be asked to reappoint KPMG as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation or until a successor is appointed. A predecessor firm of KPMG LLP was first appointed to such office in 1946.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders or until a successor is appointed.

Catalyst Paper Corporation Background

The Corporation and certain of its subsidiaries filed for protection under the CCAA on January 31, 2012. As a result of that filing, the TSX suspended the trading of the Corporation’s common shares on the TSX on February 1, 2012 and delisted the Corporation’s common shares effective as of the close of markets on March 8, 2012. The Corporation’s stock option and restricted share unit plans in effect at that time ceased to be in effect upon the delisting.

The Corporation implemented a plan of arrangement (“Plan of Arrangement”) under the CCAA that was completed on September 13, 2012. Effective on that date, all issued and outstanding common shares, stock options, restricted share units and deferred share units of the Corporation were deemed automatically cancelled and of no further force and effect. Pursuant to the Plan of Arrangement 14,400,000 new Common Shares were issued to certain secured creditors of the Corporation on September 13, 2012 and a further 127,571 new Common Shares were issued to certain creditors of the Corporation on December 19, 2012.

On January 7, 2013, the Corporation’s new Common Shares were listed on the TSX.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s executive compensation strategy is based on a philosophy which includes three principal components:

(i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

(ii)	short term incentives payable in cash intended to focus initiative on annual objectives and reward behaviour that achieves corporate performance targets; and

(iii)	mid and long term incentives granted partly through the issuance of equity based compensation, such as stock options, restricted share units, phantom share units and deferred share units, to encourage the enhancement of Shareholder value and partly payable in cash.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the Shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.

Current Peer Group

The Corporation believes its compensation objectives will be reached with a total compensation package which corresponds to base salaries targeted at or below the median of primary and/or secondary peer groups established by the Board.

The 2015 acquisition of the Biron, Wisconsin and Rumford Maine Mills expanded the Corporation’s production capacity by 65%. The Corporation’s product lines and customer base also expanded and results in further penetration of the US market. Close to 50% of Corporation’s business is now in the U.S.

Because of the added scale and complexity of the Corporation, and as part of the 2015 executive compensation review, the GHRCC revised the primary peer group to include publicly-traded Canadian forest and paper product companies with annual revenue between $500 million and $4.5 billion and publicly-traded U.S. paper product companies with revenue between $800 million and $2 billion. Catalyst’s estimated 2015 revenue is positioned close to the 75th percentile of this larger group of companies.

The primary peers are as follows:

Canadian Peers

Canfor Corporation	Canfor Pulp Products Inc.
Interfor Corporation	Mercer International Inc.
Norbord Inc.	Resolute Forest Products Inc.
Stella-Jones Inc.	Tembec Inc.
West Fraser Timber Co. Ltd.	West Forest Products Inc.

U.S. Peers

Clearwater Paper Corporation	Neenah Paper Ltd.
PH Glatfelter Co.	Verso Paper Corporation

As a secondary reference, Catalyst also compares its compensation to capital intensive industries. No revenue restriction is applied, as the data used is size-adjusted based on Catalyst’s annual revenue.

The GHRCC reviews and benchmarks the Corporation’s total compensation for its executives against the comparator peer group to ensure that Catalyst is providing competitive compensation. Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the GHRCC. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay, subject to significant weighting towards the impact of corporate performance. Further variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remains competitive relative to total compensation packages for similar roles in the forest industry and general industry. The Corporation intends, over time, to adjust the compensation opportunity for the executives to reflect the scope and complexity of their roles and to align pay levels according to the Corporation’s compensation philosophy relative to the peer group.

Base Salary, Benefits and Perquisites

Base salary is a fixed element of compensation for each executive officer for performing his or her position’s specific responsibilities and is typically determined with general reference to, among other things, base salary compensation at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers. Base salaries are targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for the CEO and each Named Executive Officer (as defined below) is as follows: Mr. Nemeth: 100%; Mr. Bayles: 60%; Mr. De Costanzo: 60%, Mr. Maule: 60% and Mr. Posyniak: 60%. Target STIP potential is established such that target total cash compensation is positioned between the 75th and 90th percentile levels of the primary peer group. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization. STIP awards are allocated in cash.

The Board adopted a new design for the STIP plan for use in 2015 that is driven by improvement in free cash flow and important corporate, business unit and individual performance measures. The plan becomes active once the free cash flow trigger set by the Board has been hurdled. Employees then become eligible for a STIP award based on corporate, divisional and individual performance. As the Free Cash flow trigger was not hurdled in 2015, there were no STIP payments to the CEO and Named Executive Officers for 2015.

Mid to Long Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.

The MLTIP has targets established for each participant and has three components, each based on 1/3 of the target MLTIP over the MLTIP period for each executive:

1.	Time based awards, payable in three instalments at the end of each year of the applicable MLTIP period in cash.

2.	Performance based cash awards where free cash flow (calculated as EBITDA less capital expenditures, interest expense, taxes and employee future benefits (excess cash funding over expense)) for any year in the MLTIP period exceeds $1 million. The payment is calculated for each year by multiplying the 1/3 target MLTIP amount which are divided into three equal annual components that are adjusted for each year using the performance multiplier (the ratio of free cash flow for the year over $12.5 million to a maximum ratio of 2 to 1). There were no performance based cash awards earned in respect of 2014 or 2015.

3.	Grants of PhantomSUs which provide for payments in an amount by which the market value of a Catalyst share on the vesting date exceeds the market value of a catalyst share on the grant date of that share unit. PhantomSUs are issued and paid in CAD currency. Market value is based on a 20 day volume weighted average trading price per share. For the NEOs, PSUs have been granted with the following grant prices: $1.17 per share in the case of Mr. Nemeth; $3.59 in the case of Mr. De Costanzo; $2.73 in the case of Mr. Maule; $2.59 per share in the case of Mr. Bayles and $2.20 per share in the case of Mr. Posyniak.

In order to be eligible for time based awards, the executive has to be employed by the Corporation on the applicable vesting date. Vesting of performance based cash awards and PhantomSUs granted under the MLTIP vest, on December 31, 2016 with accelerated vesting and payment on a pro-rated basis in the event of retirement, death or disability, termination without cause or change of control and similar events. Applicable payments occur shortly after vest. Performance based cash awards and PhantomSUs are forfeited on resignation or termination with cause.

As described under “Compensation Discussion and Analysis”, the Corporation’s compensation strategy is intended to encourage the enhancement of Shareholder value and link the interests of the executive officers with those of the shareholders. The Corporation is considering alternatives to the present MLTIP model. Specifically, the Corporation wishes to consider moving to a long term incentive pay plan.

The Board and the GHRCC have considered the implications of the risks associated with the Corporation’s compensation policies and practices. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. As a result, the Board and the GHRCC do not believe that the Corporation’s compensation policies and practices encourage executive officers of the Corporation to expose the Corporation to inappropriate or excessive risks.

Both the Board and the GHRCC are regularly briefed on the Corporation’s results and their effect on the Corporation’s compensation plans. The STIP for salaried employees is both driven by the financial gains made from operational improvements as well as several key performance indicators. The gains are subject to review and validation by the Director of Audit and Risk Management, who reports his finding directly to the Audit Committee.

The MLTIP provides the GHRCC with the capacity to apply informed judgment to adjust payouts in the case of an extraordinary event.

The Corporation does not currently have a policy on whether or not a named executive officer (as described below) or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

Performance Graph

As described elsewhere in this Circular, the Corporation’s current Common Shares (symbol: CYT) were listed and commenced trading on the TSX on January 7, 2013. The TSX had previously suspended trading of the Corporation’s former common shares (symbol: CTL) on February 1, 2012 and delisted them on March 8, 2012 due to the Corporation’s proceedings under the CCAA. The Corporation’s former common shares were then cancelled on September 13, 2012 for no consideration when the restructuring under the Plan of Arrangement completed.

For historical purposes, the following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return from an investment in the Corporation’s former common shares (symbol: CTL) with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) and the TSX Paper & Forest Products Group and Sub Group (“TSX P&FP”) over the period from December 31, 2010 to March 8, 2012 when they were delisted and illustrates a cumulative return on a $100 investment in the Corporation’s former common shares made on December 31, 2010 as compared with the cumulative return on the S&P/TSX and the TSX P&FP on the same dates.

The graph also provides a corresponding comparison for the new Common Shares (symbol: CYT) from January 7, 2013 to December 31, 2015. Performance as indicated in the graph does not necessarily indicate future performance.

	Dec 31/11	Dec 31/12	Dec 31/13	Dec 31/14	Dec 31/15
CTL	14.9	6.4	n/a	n/a	n/a
CYT	n/a	n/a	100.0	152.0	120.0
S&P/TSX	91.4	97.9	97.9	121.9	112.0
TSX P&FP	26.0	42.8	42.8	76.2	59.9

The graph above reflects how the Corporation continued to be negatively impacted by structural changes in the industry in 2011 to 2015 including permanently reduced demand for certain paper products and significant excess production capacity. During this period, the Corporation structured its executive compensation strategy to take into account the cyclical nature and structural deficiencies of the industry. No STIP awards were made in respect of 2012 or 2013. A STIP award in respect of 2014 performance was awarded in 2015.

Compensation Governance

The GHRCC was established by the Board to assist the Board in fulfilling its responsibilities relating to, among other things, determining compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the GHRCC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive, consistent with the best interests of the Corporation.

The GHRCC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO” or “Chief Executive Officer”) and for evaluating the CEO’s performance in light of those goals and objectives. The GHRCC recommends to the Board the CEO’s compensation based on such evaluation. The GHRCC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits.

The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year, the GHRCC evaluates the CEO’s performance against those objectives. The results of the assessment are reported to the Board. The GHRCC also reviews the performance of other executives with input from the CEO.

The GHRCC determines the compensation of the Corporation’s executive officers, reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The GHRCC also administers any stock option or share-based compensation plans, if applicable, and makes recommendations regarding the granting of stock options or share-based compensation to executive management and other key employees of the Corporation where such stock option or share-based compensation plans are in effect.

The GHRCC met twelve (12) times in the year ended December 31, 2015.

Messrs. Raymond, Lederer, and Dillabough are all experienced in corporate governance matters. Messrs. Lederer and Dillabough have served as corporate officers of publicly traded companies, and each has significant experience serving on human resources and compensation committees. Prior to joining the Corporation, Mr. Raymond was a securities and corporate finance lawyer with experience handling corporate governance matters.

Executive Compensation – Committee Activities and Related Fees

The GHRCC has the authority to retain and receive advice from compensation consultants to carry out its duties. The GHRCC periodically receives reports on current executive compensation practices from independent consultants.

The GHRCC engaged Towers Watson to complete a formal review of executive compensation in 2015. The GHRCC’s work plan developed with Towers Watson included both a review of total compensation as well as specific study of the Corporation’s MLTIP plan. The fees paid to Towers Watson for work in relation to executive and director compensation matters was $119,019 in 2015.

In 2015, because of the significant change in the scale and complexity of the corporation, the Board adopted a new compensation peer group, and adjusted the salaries and STIP targets of the CEO and NEOs to better align with the peer group.

In Q4 2015, the Board entered into negotiations with the CEO to renew his employment contract, which was to expire on December 31, 2016. The board wanted to recognize Mr. Nemeth’s contributions and leadership since joining Catalyst in October, 2013 and the secure his services going forward. A new employment agreement was agreed to by the parties on March 1, 2016, and provides for a base salary of $725,000 in 2016, and provides revised terms to Mr. Nemeth’s participation in the STIP, the MLTIP (in 2016) and for participation in a new long term incentive plan (“LTIP”) to be introduced in 2017.

Executive Compensation – All Other Fees

Towers Watson provides other services to the Corporation in connection with the administration of its salaried employee defined benefit pension plan (closed to new entrants since 1994). The consulting fees paid to Towers Watson for work related to pension plan administration, valuation and other activities was $387,675 in 2015.

The Corporation and Towers Watson have taken several steps to maintain the independence of the executive compensation consultant, including ensuring the consultant’s pay is not directly affected by any change in services provided by Towers Watson to management. In addition, the executive compensation consultant:

•	Is not the client relationship manager;

•	Is not involved in any client development activities related to increase consulting services to the Corporation;

•	Has limited interactions with management unless they specifically relate to matters for the GHRCC’s review and approval; and

•	Does not share any confidential information obtained through work with the GHRCC with other segments of Towers Watson.

Any decisions made by the Corporation with respect to the compensation of its executives are its own responsibility and may reflect factors and considerations other than the information provided by any compensation consulting firms.

Summary Compensation Table

The following table reflects compensation paid during 2015, 2014 and 2013 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 in 2015 (each a “Named Executive Officer” or “NEO).

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share based Awards(1) ($)		Option based Awards(2) ($)	Annual Incentive Plans(3) ($)		Long term Incentive Plans(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)		Total Compensation ($)
J. Nemeth	2015	625,000	—		—	86,250	(7)	175,000	295,370	—		1,181,620
President and Chief	2014	575,000	—		—	85,000		175,000	294,390	—		1,129,390
Executive Officer	2013	157,019	275,612		—	—		50,000	75,351	—		557,982
B. Baarda (8)	2015	98,302	—		—	47,300	(7)	—	10,659	—		156,261
Vice President,	2014	315,000	—		—	31,894		66,667	31,501	—		445,062	(8)
Finance and Chief Financial Officer	2013	290,000	94,554		—	—		258,400	29,000	—		671,954
J. Bayles (9)	2015	275,000	—		—	25,000	(7)	66,667	28,132	—		394,799
Senior Vice President,	2014	237,500	87,824	(9)	—	34,557		50,000	21,612	—		431,493	(9)
Sales & Marketing	2013	198,750	—		—	605		—	9,968	—		209,323	(9)
F. De Costanzo (10)	2015	184,750	91,854		—	—		100,000	18,475	38,975	(10)	434,054
Senior Vice President & Chief Financial Officer
G. Maule (11)	2015	402,629	81,820		—	—		94,820	25,729	—		604,998
Senior Vice President, Operations
L. Posyniak	2015	275,000	—		—	37,500	(7)	66,667	27,937	—		407,104
Senior Vice President,	2014	98,557	98,420		—	48,747		66,667	9,856	—		322,247
Human Resources and Corporate Services

(1)	Represents the fair value of PhantomSUs as at Grant Date. The fair value was estimated using the Black-Scholes option-pricing model. The 2013 share based awards for Mr. Nemeth was corrected in the 2014 circular (the previously reported amount was $327,313). The 2013 share based award for Mr. Baarda was also corrected in the 2014 circular (the previously reported amount was $101,683).
(2)	There are no outstanding option based awards.
(3)	No STIP payment was made for 2015. Amounts in this column reflect other bonuses paid to be made in 2016 for 2015 performance.
(4)	Consists of payments made under the 2014 MLTIP.
(5)	Amounts in this column for all NEOs reflect annual contributions and allocations to the Corporation’s defined contribution pension plan, including the SERP, for the years ended December 31, 2015, 2014, and 2013. The total pension contribution for Mr. Nemeth includes SERP allocations of $67,500 for 2013 and $270,000 for 2014 and 2015 made pursuant to his employment contract.
(6)	Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.
(7)	Bonus payments for the acquisition of Biron and Rumford.
(8)	Mr. Baarda resigned on April 15, 2015. Mr. Baarda has been corrected in the current version of the circular to $445,062 (the previously reported amount was $413,168)
(9)	Mr. Bayles announced his retirement on January 29, 2016, to take effect March 31, 2016. The 2013 total compensation for Mr. Bayles has been corrected in the current version of the circular to $431,493 (the previously reported amount was $445,062). The 2012 total compensation has been corrected to $209,323 (the previously reported amount was $206,332)
(10)	Mr. De Costanzo was appointed Senior Vice-President & Chief Financial Officer on July 10, 2015. Amounts in this column for Mr. De Costanzo includes a moving allowance of $31,850.
(11)	Mr. Maule was appointed Senior Vice President, Operations on January 5, 2015. He is paid in USD, the amounts presented above have been converted to CDN using the monthly average noon exchange rate for the month the earnings was paid out.

Incentive Plan Awards

Phantom Share Unit Plan

The Corporation has a PhantomSU plan in connection with the current MLTIP. PhantomSUs do not entitle the holder to any shares of the Corporation. Each PhantomSU represents one Common Share and entitles the holder to a payment on the vesting date that corresponds to the increase in value of the underlying Common Shares from the grant date to the vesting date under the MLTIP calculated using the 20 day volume weighted average trading price on the TSX preceding the applicable date. PhantomSUs issued to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Vesting and payment is determined in accordance with the terms of the MLTIP. Currently there are 721,939 PhantomSUs outstanding under the MLTIP that are held by Named Executive Officers.

Share Compensation Plan

The 2015 share compensation plan (the “Share Compensation Plan”) was approved and adopted at the Annual General and Special Meeting of Shareholders on May 13, 2015. The Share Compensation Plan enables the Corporation to issue Restricted Share Units (RSUs), Performance Share Units (PSUs) and stock options. As at December 31, 2015 there were no RSUs, PSUs or stock options outstanding.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the Named Executive Officers as at December 31, 2015. There were no other share-based or option-based awards held by Named Executive Officers as at December 31, 2015.

	Share Based Awards(1)(2)
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
J. Nemeth	449,438	635,990
J. Bayles(3)	77,220	61,485
F. De Costanzo (4)	55,710	31,269
G. Maule (5)	48,840	36,945
L. Posyniak (6)	90,731	83,585

(1)	Represents PhantomSUs under the 2014 MLTIP.
(2)	PhantomSUs were granted to executive officers in 2013, 2014 and 2015 and vest on December 31, 2016. Represents the fair value of PhantomSUs as at December 31, 2015. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 0.5%, no annual dividends, a 92% volatility rate, a remaining PhantomSU life of 1 year and grant date values of $1.17 per share in the case of Mr. Nemeth; $3.59 in the case of Mr. De Costanzo; $2.73 in the case of Mr. Maule; $2.59 per share in the case of Mr. Bayles and $2.20 per share in the case of Mr. Posyniak. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience.
(3)	Mr. Bayles announced his resignation on January 29, 2016 to take effect on March 31, 2016
(4)	Mr. De Costanzo was appointed Senior Vice-President & Chief Financial Officer on July 10, 2015.
(5)	Mr. Maule was appointed Senior Vice President, Operations on January 5, 2015.
(6)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

No share-based awards vested during 2015. There are no outstanding option based awards as at December 31, 2015.

Pension Plan Benefits

Defined Contribution Plans

Named Executive Officers who are Canadian residents participate in a defined contribution plan pursuant to which the Corporation contributes 5% of the executive’s base salary and STIP to a maximum of $25,370 in 2015 ($24,930 in 2014 and $24,270 in 2013). The executive directs the investment of his or her defined contribution account based on a number of alternatives. Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

Named Executive Officers who are United States residents were entitled to participate in a US defined contribution 401K plan (“US DC Plan”). The US DC Plan provides for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan. In addition, the Corporation would make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay (which is subject to certain limits). The employee directs the investment of his defined contribution account based on a number of alternatives. The employee contribution level and matching contribution levels are subject to certain maximums as limited by law. An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law. Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay. Upon retirement the employee may elect to receive installments or lump sum as provided for by the plan.

Supplemental Executive Retirement Plan (SERP)

The Corporation has established a defined contribution segment of the Corporation’s SERP for Named Executive Officers domiciled in Canada. As at December 31, 2015, each of the Named Executive Officers with the exception of Mr. Maule was a member of the defined contribution segment of the SERP.

The purpose of the SERP is to provide benefits to Participants to enable them to retire with a total retirement income deemed appropriate by the Board of Directors. Benefits provided by the SERP are in addition to and integrated with the benefits provided under the Catalyst Paper Corporation Retirement Plan for Salaried Employees.

The SERP brings the company’s total contribution towards a Named Executive Officer retirement plan to 10% of salary and STIP less the amount credited to the defined contribution plan (see below for more detail). This is done through regular contributions to a notional account. Monies contributed to the account are then notionally invested in the employee’s choice of three funds from the defined contribution plan. Monies within the SERP are secured by a letter of credit.

The Corporation makes regular notional contributions to the SERP, on behalf of the executives, by way of allocations to their SERP accounts, the amount of which varies among the executives. The SERP credits for the CEO are in accordance with Mr. Nemeth’s employment agreement.

The eligible Canadian domiciled Named Executive Officers’ SERP accounts, other than Mr. Nemeth, are credited with an amount equal to 10% of their salary and STIP less the amount credited to the defined contribution plan referred to above. Under the defined contribution segment of the SERP, the amount of STIP recognized in pensionable earnings is the lesser of 50% of the STIP payment received for the year and 50% of the executive’s target STIP for the year. In the event that 50% of actual STIP payments received are greater than 50% of the executive’s target STIP, the excess amount is carried forward as a banked STIP credit and may be used in years where the executive’s actual incentive compensation is less than the target incentive. In the event that 50% of actual bonus received is less than 50% of target STIP, the unrecognized portion between actual STIP received and the target STIP is carried forward until retirement, termination of employment or death, and any banked STIP credits at that time are applied to the cumulative amount of the unrecognized target STIP awards from prior years. Amounts for Named Executive Officers, other than Mr. Nemeth, vest at the earlier of age 55 or completion of five years of SERP participation.

Mr. Nemeth’s SERP account was credited with lump sum allocations of $270,000 on January 1, 2014, January 1, 2015 and January 1, 2016. All such allocations vest on December 31, 2016 so long as he remains actively employed by Catalyst as of the vesting date. Pursuant to the employment agreement between Mr. Nemeth and the Corporation dated March 1, 2016, Mr. Nemeth will continue to receive lump sum allocations of $270,000 on January 1 of each year. The 2017 and 2018 allocations, and the allocations for each two year period thereafter, shall vest on December 31 of the second year of such two year period, but shall vest only if actively employed as of the respective vesting date. In the case of a termination without cause, all allocations made to the date of termination will vest on the termination date.

On retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10-year Government of Canada bond rate.

Defined Contribution Plans Table

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Non-compensatory(2) ($)	Accumulated value at year end ($)
J. Nemeth	411,223	295,370	(23,450)	683,143
J. Bayles (3)	75,661	28,132	2,899	106,691
F. De Costanzo (4)	0	18,475	129	18,604
B. Baarda (5)	700,592	10,659	35,046	0
L. Posyniak (6)	9,961	27,937	227	38,124
(1)	Represents the employer contribution.
(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.
(3)	Mr. Bayles announced his resignation on January 29, 2016 to take effect March 31, 2016.
(4)	Mr. De Costanzo was appointed Senior Vice-President & Chief Financial Officer on July 10, 2015.
(5)	Mr. Baarda resigned on April 15, 2015.
(6)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

In addition, the amounts in the above table include amounts under the column entitled “Long Term Incentive Plans” in the Summary Compensation Table that were taken as allocations to individual SERP accounts as indicated in Note 5 to the Summary Compensation Table.

Termination and Change of Control Benefits

Pursuant to the employment agreement between Mr. Nemeth and the Corporation March 1, 2016, if Mr. Nemeth’s employment is terminated without cause, by way of one or more lump sums or by monthly payments over a period not exceeding 24 months: (i) he will be paid his then current base salary for a period of 2 years from the date of termination; (ii) the Corporation will make pension contributions or otherwise pay him the equivalent amount for a period of 2 years from the date of termination; and (iii) he will be paid an amount equal to two times the average STIP payment actually paid to him in the preceding two years. In the case of: (i) a termination prior to January 1, 2017, he will be paid payments under the 2014 MLTIP in accordance with its terms, and (ii) in the case of a termination after January 1, 2017, he will be paid payments under the LTIP in effect immediately prior to termination, in accordance with its terms, as applicable, on a pro rata basis to the date of termination. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment, whichever occurs first. All contributions made to the SERP will vest on the date of termination. If Mr. Nemeth’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to two years’ base salary and pension contributions together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years (or, if only one annual STIP payment has been made, two times the amount of that STIP payment), payment under the 2014 MLTIP in accordance with its terms (if applicable), payment under the LTIP in accordance with its terms (if applicable), and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Nemeth would be entitled under the agreement is $2,296,129

Pursuant to the employment agreement between Mr. Posyniak and the Corporation dated July 11, 2014, if Mr. Posyniak’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contributions for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. The Corporation will continue all employment perquisites and privileges during such period. In addition, Mr. Posyniak will receive outplacement service and financial counselling services to a maximum of $10,000. If Mr. Posyniak’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contributions, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Posyniak would be entitled under the agreement is $700,838.

Pursuant to the employment agreement between Mr. Bayles and the Corporation dated April 2, 2014, if Mr. Bayles’ employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contributions for 24 months following the date of termination (the salary continuance period), and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment, whichever occurs first. The Corporation will continue all employment perquisites and privileges during the salary continuance period. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Bayles would be entitled under the agreement is $674,938. Mr. Bayles announced his resignation on January 29, 2016 to take effect on March 31, 2016.

Pursuant to the employment agreement between Mr. De Costanzo and the Corporation dated June 15, 2015, if Mr. De Costanzo’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contributions for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. In addition, Mr. De Costanzo will receive outplacement service and financial counselling services to a maximum of $10,000. If De Costanzo’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contribution, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which De Costanzo’s would be entitled under the agreement is $941,019.

Pursuant to the employment agreement between Mr. Maule and the Corporation dated July 11, 2014, if Mr. Maule’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contribution for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. In addition, Mr. Maule will receive outplacement service and financial counselling services to a maximum of $10,000. If Mr. Maule’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contribution, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Maule would be entitled under the agreement is $1,109,325

Board of Directors Compensation

The GHRCC is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.

Under the current directors’ compensation policy, directors are paid an annual cash retainer, meeting fees and equity compensation through PhantomSUs. The Corporation’s Share Compensation Plan enables the Corporation to issue stock options. No stock options were issued in fiscal 2015.

Remuneration of Directors

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2015:

	Retainer				Attendance Fees
Director	Board Chair Retainer ($)	Board Retainer ($)	Committee Chair Retainer ($)(1)	Committee Retainer ($)	Board Meetings ($)(2)	Committee Meetings ($)(3)	Travel Fees ($)(4)	Total Paid(5) ($)
John Brecker	—	$55,000	—	$5,000	$15,000	$11,000	$5,000	$91,000
Todd Dillabough	—	$55,000	$10,000	$5,000	$14,000	$18,000	—	$102,000
Walter Jones	—	$55,000	$20,000	—	$14,000	$11,000	$4,000	$104,000
Les Lederer (6)	$155,000	—	—	—	$15,000	$18,750	$5,000	$193,750
Jill Leversage	—	$55,000	—	$5,000	$15,000	$11,000	—	$86,000
Pierre Raymond	—	$55,000	$10,000	$5,000	$15,000	$18,750	$5,000	$108,750

(1)	The Chair of the Audit Committee receives an annual retainer of $20,000. The Chairs of Committees of the Board other than the Audit Committee receive an annual retainer of $10,000.
(2)	Each director receives $2,000 per meeting of the Board attended in person and $1,000 per meeting attended by telephone.
(3)	Each member of the Audit Committee receives $2,000 per meeting of the Audit Committee attended in person and $1,000 per meeting attended by telephone. Each member of a committee other than the Audit Committee receives $1,500 per meeting of such Committee attended in person and $750 per meeting attended by telephone.
(4)	For non-business class travel over 3 hours in duration, each director receives $1,000 per round trip.
(5)	PhantomSUs were granted to directors in 2015. No options or other share based awards were granted to directors during 2015.
(6)	Mr. Lederer is Chair of the Board.

In 2015, Towers Watson was retained to provide advice to the GHRCC on the market competitiveness of the Corporation’s director compensation. Towers Watson was paid an aggregate amount of $13,500 in respect of such services in 2015.

The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Nemeth, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards(1) ($)	Option based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John Brecker	91,000	47,381	—	—	—	—	138,381
Todd Dillabough	102,000	47,381	—	—	—	—	149,381
Walter Jones	104,000	47,381	—	—	—	—	151,381
Les Lederer (2)	193,750	47,381	—	—	—	—	241,131
Jill Leversage	86,000	47,381	—	—	—	—	133,381
Pierre Raymond	108,750	47,381					156,131

(1)	PhantomSUs were granted to directors in 2014 and 2015. Represents the fair value of PhantomSUs as at Grant Date. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 0.5%, no annual dividends, a 92% volatility rate. For shares granted in May 2015, a remaining PhantomSU life of 3.3 years and a grant date value of $3.55. For shares granted in August 2015, a remaining PhantomSU life of 3.8 years and a grant date value of $3.01. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2015.
(2)	Mr. Lederer was also paid consulting services fees of US$9,625 with respect to the acquisition of the NewPage Biron and Rumford mills in January, 2015 and US$16,800 with respect to a potential capital project in November, 2015.

Phantom Share Units (Equity Based Pay)

Directors will be granted PhantomSUs consistent with the Corporation’s executive MLTIP as summarized below:

Terms	Details	Alignment with executive MLTIP
Granting	Annual after AGM (timing to be determined)	MTLIP grants made on a discrete basis once every three years
Payout	Incremental increase in share price at the end of three years	Same as PhantomSUs component
Vesting	Cliff vest at the end of three years (see example below)	Same as PhantomSUs component
Market Price	Based on Catalyst’s 20-day volume weighted average share price	Same as PhantomSUs component
Settlement	Cash	Same
Termination and Retirement Provisions

Fully vests with payout upon termination/retirement based on the market price as of the termination/retirement date. Awards will also fully vest should a Transforming Event occur

(suggested approach given annual awards)

Consistent since the MLTIP pro-rates awards for retirement or termination without cause or a Transforming Event but every grant represents three years’ worth of awards

Vesting Illustration

The chart below illustrates the timing of the vesting of the PSU awards for Catalyst’s directors assuming the first annual grant is made in 2014. Directors will receive annual payouts from the program starting in 2017.

Phantom Share Units

PhantomSUs will be granted to directors on an annual basis after the AGM. The structure of the PhantomSUs is consistent with those granted to executives of the Corporation, except that awards will fully vest and payout when the director leaves the Board. Currently there are 680,372 PhantomSUs outstanding under the MLTIP that are held by directors.

DSU Plan

Under the current directors’ Deferred Share Unit (“DSU”) plan, directors may choose to convert all or part of their cash compensation into DSUs. The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Common Shares on the TSX over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant redemption date. Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

As at December 31, 2015 there were no DSUs outstanding.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the directors as at December 31, 2015. There were no other share-based or option-based awards held by directors as at December 31, 2015.

	Share Based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(1) ($)
John Brecker	38,489	40,708
Todd Dillabough	38,489	40,708
Walter Jones	38,489	40,708
Les Lederer	38,489	40,708
Jill Leversage	38,489	40,708
Pierre Raymond	38,489	40,708

(1)	PhantomSUs were granted to directors in 2014 and 2015. Represents the fair value of PhantomSUs as at December 31, 2015. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 0.5%, no annual dividends, a 92% volatility rate. For the shares granted in 2014, a remaining PhantomSU life of 2 years and a grant date value of $2.28. For shares granted in May 2015, a remaining PhantomSU life of 3.3 years and a grant date value of $3.55. For shares granted in August 2015, a remaining PhantomSU life of 3.8 years and a grant date value of $3.01. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2014 and 2015.

Incentive Plan Awards – Value Vested or Earned

There was no value vested in respect of option-based or share-based awards during 2015. All option-based and share-based awards that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the Corporation’s Plan of Arrangement under the CCAA.

Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2015, there were 1,452,757 common shares authorized for issuance under the Share Compensation Plan.

Indebtedness of Directors and Executive Officers

During the most recently completed financial year and as at the date hereof, there was no indebtedness other than routine indebtedness, outstanding to the Corporation or any of its subsidiaries owed by any current and/or former officers, directors and employees of the Corporation and its subsidiaries.

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies. The aggregate amount of premiums in the year ended December 31, 2015 paid by the Corporation in respect of directors and executive officers as a group was approximately $283,000. The total limit of insurance purchased for all directors and executive officers is $100 million per loss and in the aggregate on an annual basis. There is no deductible for claims made against individual directors and executive officers. The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Governance Guidelines”). The Governance Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Set out below is a description of the Corporation’s approach to corporate governance in relation to the Governance Guidelines. Attached as Schedule A to this Circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.

Composition of the Board

The Board makes an annual determination of the independence of each director, based on the Governance Guidelines, the Sarbanes-Oxley Act of 2002 and NI 58-101. Under NI 58-101, to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. The Board has determined that all directors, except Mr. Nemeth, are independent. Mr. Nemeth is not independent because he is Chief Executive Officer of the Corporation.

The Chair of the Board is Leslie T. Lederer, an independent director. The Board has established terms of reference for the Chair of the Board, whose primary responsibilities include (i) acting as a principal sounding board and counselor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and Shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, Shareholders and the Board.

Messrs. Brecker, Jones, Raymond and Ms. Leversage are directors of public entities other than the Corporation. See “Directors”.

The Board has regular quarterly meetings and meets more frequently on an as-needed basis. The Board met ten (10) times in the year ended December 31, 2015. In addition to its regular quarterly meetings, the Board schedules separate meetings to review the Corporation’s strategic plan and operating and capital plan. See “Directors” for the attendance record of each director at the Board meetings and applicable committee meetings.

At each regularly scheduled Board meeting and meeting of the committees of the Board, an “in-camera” session is generally held at which only independent directors are present. During 2015, 9 in-camera sessions were held at Board meetings, 4 at Audit Committee meetings, 4 at Environmental, Health and Safety Committee meetings and 7 at GHRCC meetings.

Board Mandate

The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of Shareholders, by overseeing the activities of the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule B to this Circular.

The Board, under the leadership of the Chair of the Board, has expressly acknowledged its stewardship role in:

(i)	appointment, remuneration and succession of senior management;

(ii)	strategic planning;

(iii)	review of annual budgets and performance targets;

(iv)	identification and monitoring of the principal risks of the Corporation’s business;

(v)	monitoring and evaluating internal controls and management information systems; and

(vi)	reviewing systems and policies for effective and timely Shareholder communications.

The Board annually reviews and approves a long range strategic plan at a strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

The Board manages its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.

The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair of the Board, may also engage outside advisors.

Position Descriptions

The GHRCC established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board and the Chief Executive Officer. The GHRCC reviews these mandates annually, and makes recommendations for amendments where appropriate.

Orientation and Continuing Legal Education

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities. New directors also receive the Corporation’s Code of Corporate Ethics and Behaviour. The Board provides continuing education opportunities for all directors so that they may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current. For example, from time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Chief Financial Officer, Treasurer and Director Taxation, and Corporate Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Ethical Business Conduct

The Board has adopted the Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees. The Code of Corporate Ethics and Behaviour, as well as other governance related documents, can be found at www.catalystpaper.com and are available in print to any Shareholder who requests them. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that applies to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with all of its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls and compliance with the Code of Corporate Ethics and Behaviour.

The Board, through the GHRCC, reviews, monitors and oversees the disclosure relating to the Code of Corporate Ethics and Behaviour. Each year, management reports to the GHRCC on the implementation of the Code of Corporate Ethics and Behaviour within the organization and on any material infringement of the Code of Corporate Ethics and Behaviour by employees of the Corporation.

On an annual basis, each director is required to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision.

Nomination of Directors

The Board nominates its own candidates for election as directors. The GHRCC annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates and the strategic direction of the Corporation. The GHRCC makes recommendations regarding director nominees, taking into account the competencies and skill of the current Board.

Committees of the Board

The Board has established an Audit Committee, an Environmental, Health and Safety Committee and a Governance, Human Resources and Compensation Committee.

Audit Committee

The Audit Committee consists of Walter Jones (Chair), John Brecker and Jill Leversage. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable securities law, and are financially literate. The Board has determined that Ms. Leverage qualifies as an “audit committee financial expert” for the purposes of applicable securities law. The relevant education and experience of each current Audit Committee member is as follows:

Name	Relevant Education and Experience
Walter Jones

Mr. Jones has more than 25 years of experience as a turnaround advisor, chief restructuring officer or operating trustee for troubled companies in a broad range of industries. Mr. Jones, now retired, was an equity partner in a large regional accounting and consulting firm and before that was a principal in the restructuring practice of a large regional accounting and advisory firm. Earlier in his career he was; the CFO of an NYSE listed retailer, the vice-president of finance of a merchant banking firm specializing in financially troubled companies and a general management consultant with a national accounting and consulting firm. Mr. Jones holds a Bachelor of Science in industrial engineering from Pennsylvania State University.

Mr. Jones is a member of one other audit committee.

John Brecker	Mr. Brecker holds a law degree from St. John’s University and a political science degree from American University. He has extensive director and management experience in a family of hedge funds and in those capacities actively supervised financial officers.

Jill Leverage

Ms. Leversage is a chartered accountant with more than 25 years experience in investment banking and M&A advisory services, particularly in the forest and manufacturing industries. She holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Business Valuator and a Fellow of the Institute of Chartered Professional Accountants of BC.

Ms. Leversage is a member of two other audit committees.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee’s terms of reference is attached as Schedule D to this Circular.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s department, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website at www.catalystpaper.com and on SEDAR at www.sedar.com. The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair of the Audit Committee are presented to the Audit Committee at its first scheduled meeting following the Chair of the Audit Committee’s pre-approval. In February, 2016, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2017 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $150,000.

During the last two financial years, the Corporation incurred the following fees that were paid or payable to its external auditors:

	Period ending December 31
	2014	2015
Audit Fees	$400,000	$570,000
Audit Related Fees	13,000	1,600,000
Tax Fees	100,000	63,000
Total	$513,000	$2,233,000

The services rendered in connection with “Audit Related Fees” in 2015 consisted primarily of the auditor’s involvement with the audit of our pension plan, quarterly reviews and audit related technical accounting matters. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

The Audit Committee met seven (7) times in the year ended December 31, 2015.

Environmental, Health and Safety Committee (“EHSC”)

The EHSC consists of Todd Dillabough (Chair), Leslie Lederer and Pierre Raymond, all of whom are independent.

The mandate of the Environmental, Health and Safety Committee is to:

(i)	establish principles of environment, health and safety stewardship for the Corporation;

(ii)	monitor the Corporation’s compliance with those principles;

(iii)	review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Environmental, Health and Safety Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.

The Environmental, Health and Safety Committee met four (4) times in the year ended December 31, 2015.

Governance, Human Resources and Compensation Committee (“GHRCC”)

The GHRCC consists of Pierre Raymond (Chair), Todd Dillabough and Leslie Lederer, all of whom are independent.

The GHRCC’s principal function is:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board;

(iii)	to review the performance of the Board as a whole and of its committees; and

(iv)	to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer, approval of changes to benefit provisions in the Corporation’s salaried pension plans and approval of collective agreements.

A copy of the text of the GHRCC’s terms of reference is attached as Schedule E to this Circular.

Governance

The Board has delegated to the GHRCC the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. This GHRCC has established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board and the Chief Executive Officer. The GHRCC reviews these mandates annually, and makes recommendations for amendments where appropriate.

This GHRCC is responsible for recommending to the Board the nominees for election or re-election to the Board. The GHRCC is also responsible for the ongoing assessment of the effectiveness and contribution of the Board, its committees and the individual directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.

The GHRCC conducts an annual review of the Board as a whole, each committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the committees and individual directors. The review covers the operation of the Board and the committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The GHRCC makes recommendations to the Board based on the results of the review.

Human Resources and Compensation

The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year, the GHRCC evaluates the CEO’s performance against those objectives. The results of the assessment are reported to the Board. The GHRCC also reviews the performance of other executives with input from the CEO.

The GHRCC determines the compensation of the Corporation’s executive officers, reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The GHRCC also administers any stock option or other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options or other share based compensation to executive management and other key employees of the Corporation where stock option or other share based compensation plans are in effect.

The GHRCC met twelve (12) times in the year ended December 31, 2015.

Term Limits

As the majority of the current directors are independent, and as the Corporation has adopted a Majority Voting Policy, the Board has determined that it is unnecessary at this time to adopt a formal policy regarding term limits or other mechanisms of board renewal.

Gender Diversity Policy

In determining candidates for election to the Board or appointment to executive office, the Board does not consider the level of representation of women on the Board or in senior executive office, but rather makes their nomination and appointment decisions based on merit, by assessing whether a person’s skills and experience are appropriate for particular roles. The Corporation has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board and appointment to executive office, it is unnecessary at this time to adopt a policy regarding the identification and nomination of female directors or the appointment of female executive officers, or to set targets for female directors or female executive officers.

As at March 14, 2016, there are three women holding executive office in the Corporation and the major subsidiaries of the Corporation, which represents 16% of such offices available. Jill Leversage is the sole woman sitting on the Board, representing approximately 14% of the directorships of the Corporation.

Other Information

Availability of Documents

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)	the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)	the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)	the management information circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary (604 247-4400), free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

Shareholder Proposal for 2017 Annual Meeting

The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management information circular relating to an Annual Meeting of Shareholders. Any notice of a shareholder proposal intended to be raised at the 2017 Annual Meeting of Shareholders must be submitted to Catalyst Paper Corporation, 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3, attention Corporate Secretary, on or before December 14, 2016, to be considered for inclusion in the 2017 management information circular.

Approval of Circular

The contents and the distribution of this Management Information Circular have been unanimously approved by the Board.

DATED at Vancouver, British Columbia, this 14th day of March, 2016.

By order of the Board of Directors

“James Isaac”

James Isaac
Corporate Legal Counsel and Corporate Secretary

Schedule A

COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Board has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.
Does the Corporation comply?	Yes
Discussion	All of the directors, with the exception of Mr. Nemeth, who is the Chief Executive Officer of the Corporation, are independent within the meaning of the Governance Guidelines.
Guideline 3.2 Composition of Board	The Chair should be an independent director.
Does the Corporation comply?	Yes
Discussion	The Chair of the Board is Leslie T. Lederer, an independent director.
Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.
Does the Corporation comply?	Yes
Discussion	At each regularly scheduled Board meeting and meetings of standing Committees of the Board, an “in-camera” session is generally held at which only independent directors are present. During 2015, 9 in-camera sessions were held at Board meetings, 4 at Audit Committee meetings, 4 at Environmental, Health and Safety Committee meetings and 7 at GHRCC meetings.
Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:
(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(c) the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
(d) succession planning (including appointing, training and monitoring senior management);
(e) adopting a communication policy for the Corporation;
(f) the Corporation’s internal control and management information system; and
(g) developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

The written mandate of the Board should also set out:
(i) measures for receiving feedback from security holders, and
(ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.
Does the Corporation comply?	Yes
Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this Management Information Circular as Schedule A.
Guideline 3.5 Positions Descriptions	The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.
Does the Corporation comply?	Yes
Discussion	The Board has developed written mandates for each of the Board as a whole, the Chair of the Board, each Board committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer’s performance against those objectives.
Guideline 3.6 Orientation	The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.
Does the Corporation comply?	Yes
Discussion	Under the guidance of the GHRCC, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.
Guideline 3.7 Continuing Education	The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.
Does the Corporation comply?	Yes
Discussion	From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Chief Financial Officer, Vice President and Treasurer and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Guideline 3.8 Code of Business Conduct and Ethics	The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:
(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
(b) protection and proper use of corporate assets and opportunities;
(c) confidentiality of corporate information;
(d) fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;
(e) compliance with laws, rules and regulations; and
(f) reporting of any illegal or unethical behavior.
Does the Corporation comply?	Yes
Discussion	The Corporation has a Code of Corporate Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.
Guideline 3.9 Monitoring Compliance with Code	The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.
Does the Corporation comply?	Yes
Discussion	The Board monitors compliance with the Code of Corporate Ethics and Behaviour through the Chief Executive Officer and senior management. All salaried employees are required to annually confirm electronically, through the company’s training platform, or in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.
Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion	The GHRCC, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.
Guideline 3.11 Written Charter for Nomination Committee	The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
Does the Corporation comply?	Yes

Discussion	The GHRCC operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the GHRCC Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this Management Information Circular as Schedule C.
Guideline 3.12 Adopt Process to Consider and Assess Competencies

Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:

(a)   Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b) Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.
The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.
Does the Corporation comply?	Yes
Discussion	The Board has delegated to the GHRCC the responsibility for the ongoing assessment of the Board and directors. The Committee annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.
Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals	The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.
Does the Corporation comply?	Yes
Discussion	The Terms of Reference for the GHRCC require the committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.
Guideline 3.14 Nomination Committee Consider Competencies and Skills	In making its recommendations, the nominating committee should consider: (a) the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;
(b) the competencies and skills that the Board considers each existing director to possess; and
(c) the competencies and skills each new nominee will bring to the boardroom.
Does the Corporation comply?	Yes
Discussion	The Terms of Reference of the GHRCC require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the GHRCC may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion	The Board has delegated to the GHRCC the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the GHRCC is independent.
Guideline 3.16 Written Charter for Compensation Committee	The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
Does the Corporation comply?	Yes
Discussion	The Terms of Reference of the GHRCC address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this Management Information Circular as Schedule C.
Guideline 3.17 Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive Compensation

The compensation committee should be responsible for:

(a)   reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and
(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.
Does the Corporation comply?	Yes
Discussion	The GHRCC determines the compensation of the Corporation’s directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan, restricted share unit plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options and restricted share units to executive management and other key employees of the Corporation.
The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the CEO’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO’s compensation, are reported to the Board.
The GHRCC is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.
Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:

(a) in the case of the Board or a Board committee, its mandate or charter, and
(b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.
Does the Corporation comply?	Yes
Discussion	The GHRCC annually reviews the terms of references for the Board, each committee, the Chair, individual directors and CEO and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The GHRCC makes recommendations to the Board based on the results of the review.

Schedule B

CATALYST PAPER CORPORATION

BOARD ADMINISTRATION GUIDELINES AND TERMS OF REFERENCE

ADMINISTRATIVE GUIDELINES

1.	The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.	The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels for the President and Chief Executive Officer are outlined in Appendix A to these Guidelines.

4.	Terms of reference for the Board, the Chair, a director, committees and the CEO are annually reviewed by the Governance, Human Resources and Compensation Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has determined that the appropriate size for the Board is from 6 to 8 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.	The Board does not believe that directors who retire from or otherwise change their current executive position responsibilities should necessarily retire from the Board. There should, however, be an opportunity for the Board, through the Governance, Human Resources and Compensation Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent[1] directors on the Board and no more than two inside[2] directors on the Board.

11.	The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair's role is to effectively manage and provide leadership to the Board and to interface with the CEO. The Chair will be an independent director.

12.	The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.	The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Corporate Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

16.	Materials will generally be delivered electronically at least five days in advance of meetings for items to be acted upon, with printed copies to follow as requested by the directors. Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

2 An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

17.	The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

18.	The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance Committee with input from the Chair and the CEO.

19.	The Governance, Human Resources and Compensation Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.	Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.	The current committees of the Board include the Audit Committee, the Governance, Human Resources and Compensation Committee and the Environmental, Health and Safety Committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and committee chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance, Human Resources and Compensation Committee for approval.

24.	Succession and management development plans will be reviewed by the Governance, Human Resources and Compensation Committee and reported annually by the CEO to the Board.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors or management present.

29.	The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation. An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair.

30.	The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation. Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website. Mail marked “Confidential – For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed. A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee. This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors. It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.	These Board Guidelines are reviewed and approved annually by the Board.

APPENDIX A

CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

(in thousands of dollars)

Authority Level
	Capital Expenditures [1,2]		Maintenance Expenditures [1,2]
	Planned	Non Planned	Planned	Non Planned
Board	>4,000	>2,000	>10,000	>5,000
President & Chief Executive Officer	4,000	2,000	10,000	5,000
Senior Vice President & Chief Financial Officer	500	500	500	500
Mill General Managers	Below [1]	Below [1]	Below [1]	Below [1]
All Other Vice Presidents	Below [1]	Below [1]	Below [1]	Below [1]

[1] All CERs and MERs, whether planned or unplanned, as well as capital leases must be approved by the Corporate Controller and Senior Vice President & CFO regardless of amount. (Vice President, Sourcing & Technical Services approval is required for all supply chain related expenditure requests.)

[2] All CERs and MERs over $500,000, whether planned or unplanned, must be approved by the President & CEO.

NOTE: Additional expenditures greater than 15% of the approved project and more than $25,000 over the approved project require a Supplemental CER or Supplemental MER.

Schedule C

CATALYST PAPER CORPORATION

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation.

B.	The Board has the responsibility for the stewardship of the Corporation. It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.	Procedures and Organization

A.	The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels for the President and Chief Executive Officer are outlined in the Administrative Guidelines for the Board.

B.	The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.	Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III.	Duties and Responsibilities

A.	Selection of Management

(i)	The Board has the responsibility for the appointment and replacement of the CEO. The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)	Acting upon the advice of the CEO and the recommendation of the Governance, Human Resources and Compensation Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)	The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.	Monitoring and Acting

The Board has the responsibility:

(i)	for monitoring the Corporation's progress towards its goals, and revising and altering its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for identifying the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks; and

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation's internal control and management information systems.

C.	Governance

The Board is responsible, either directly or through delegation to an appropriate committee, to develop the Corporation’s approach to corporate governance.

D.	Strategy Determination

The Board has the responsibility:

(i)	to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii)	to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii)	to review progress with respect to the achievement of the goals established in the strategic plans.

E.	Policies and Procedures

The Board has the responsibility:

(i)	to approve and, directly or indirectly through management, monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)	to approve and, directly or indirectly through management, monitor compliance with the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation. Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)	to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.	Compliance Reporting and Corporate Communications

The Board has the responsibility:

(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)	to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.	General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the sole authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)	pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management information circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; or

(xi)	adopt, amend or repeal the By-laws of the Corporation.

All of the foregoing matters must be considered by the Board as a whole.

Schedule D

CATALYST PAPER CORPORATION

AUDIT COMMITTEE TERMS OF REFERENCE

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.	The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.	The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.	The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.[1]

B.	All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy. In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.	Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.	The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.	The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)	review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)	review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)	review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)	pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)	establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

(i)	establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)	review and evaluate recommendations from the Pension Administrative Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee and monitor the Pension Administrative Committee in its administration of the pension plans. The Committee may, with the approval of the Board, give the Pension Administrative Committee authority to make decisions within its responsibilities and duties under its terms of reference independently of direction from the Board, the Committee and senior management in circumstance where the board is of the view that such action is necessary in order to avoid conflict between the Corporation’s role as administrator of the pension plans and its role as a plan sponsor or employer.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

Terms of Reference for the Audit Committee - Forward Agenda

Meeting Timing	Feb	Apr	Jul	Nov
Agenda Item:
A. Financial Reporting Control Systems
(i) Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii) Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii) Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv) Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v) Review financial statement certification process and disclosure controls and procedures.			X
(vi) Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X
(vii) Receive and review external auditors report on critical accounting policies.			X
B. Interim Financial Statements
(i) Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii) Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X
C. Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X
(ii) Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii) Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.	X
(iv) Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v) Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi) Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii) Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X

Meeting Timing	Feb	Apr	Jul	Nov
Agenda Item:
(viii) Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X
(ix) Review risk management plans such as insurance programs.				X
(x) Review hedging programs and policies		X
(xi) Review actuarial funding status of Pension Plans.	X
(xii) Assess adequacy of disclosure controls and procedures.			X
D. External Audit Terms of Reference, Reports, Planning and Appointment
(i) Review the audit plan with the external auditors				X
(ii) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii) Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X
(iv) Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v) Review and approve engagement of external auditors for non-audit services.	X
(vi) Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii) Review hiring policies regarding employees of external auditor.			X
E. Internal Audit Reports and Planning
(i) Review the summary report of the internal audit function for the past year.	X
(ii) Review planned activities and resources of the internal audit function for the coming year.		X
F. Governance Matters
(i) Review Audit Committee terms of reference.	X
(ii) Review key accounting and finance policies.			X
G. Material Disclosure Documents
(i) Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X
H. Pension Plans
(i) Review pension committee terms of reference			X
(ii). Review pension plan Investment Guidelines and Objectives.			X
(iii) Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv) Report to board on pension fund investment performance.	X		X

Schedule E

CATALYST PAPER CORPORATION

GOVERNANCE, HUMAN RESOURCES AND COMPENSATION COMMITTEE
TERMS OF REFERENCE

I.	Purpose

A.	The purpose of the Governance, Human Resources and Compensation Committee (the “Committee”) is:

(i)	to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness and to establish a process for identifying, recruiting and recommending candidates for Board membership; and

(ii)	to establish a plan of continuity for executives and key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s Code of Corporate Behaviour and Ethics.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.[1]

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.	Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

G.	The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.	The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

III.	Duties and Responsibilities

Governance

The Committee shall:

A.	Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.	In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation. In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.	Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, the Deputy Chair (if any), a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.	Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.	Review compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance. The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

L.	Recommend the directors’ compensation plan to the Board.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Annually review the Directors’ and Officers’ liability insurance program.

Human Resources and Compensation

The Committee shall:

A.	Review the organizational structure of the Corporation and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.	Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board.

C.	Review the compensation philosophy and guidelines for Executive Management and directors for recommendation to the Board for its consideration and approval.

D.	Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.	Review and make recommendations to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and directors and guidelines with respect thereto.

F.	With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)	review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)	suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.	Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SRP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SRP; and

(iii)	suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.	Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.	Review and make recommendations to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.	Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.	Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.	With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)	confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards. In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.	Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.	Review and approve the executive compensation disclosure prior to publication in the annual management information circular and other applicable regulatory reports.

O.	Review and approve collective agreements between the Corporation or its subsidiaries and unions representing its hourly employees.

P.	Have such other powers and duties as delegated to it by the Board.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able to contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.	Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Terms of Reference for the Governance, Human Resources and Compensation Committee
Forward Agenda

Meeting Timing	February	April	July	November
Agenda Item
A. Procedures
1. Review compensation philosophy				X
2. Review organization structure				X
3. Review succession and development plans				X
4. Select and retain outside review of compensation				X
5. Review Board, Chair and Committee performance				X
6. Review independence and qualifications of Committee members	X
7. Conduct CEO’s review process and establish CEO’s goals and objectives for coming year				X
8. Review Board composition and succession				X
9. Review HR policies			X
10. Review the limits for senior management participation on outside Boards			X
11. Review Corporate Code of Ethics and Behaviour		X
12. Review Board Manual including Forward Agendas, Terms of Reference, Disclosure Controls and Procedures			X
B. Reports
1. Review and approve compensation and governance disclosure for annual information circular	X
C. Compensation Policies
1. Recommend new stock-based, pension or benefit plans for Executive Management	X			X
2. Recommend amendments to existing stock-based, pension or benefit plans for Executive Management	X			X
3. Approve benefits other than those applicable to employees generally, to be granted to Executive Management	X			X
4. Recommend compensation of each Member of Executive Management	X	X	X	X
5. Approve granting of stock options, restricted share units and other share-based compensation plans	X	X	X	X
D. Administration
1. Administer Stock Option Plan, Restricted Share Unit Plan and other share-based compensation plans	X	X	X	X
2. Recommend nominees for election and re-election to Board				X
3. Administer Pension Plan and Supplemental Retirement Plan	X	X	X	X

Meeting Timing	February	April	July	November
Agenda Item
4. Designate key employees as Executive Management for purposes of SRP	X	X	X	X
5. Receive notice from senior management of proposed memberships to sit on outside Boards	X	X	X	X
6. Confirm in writing the non-indemnification of senior management sitting on outside Boards	X	X	X	X

This management information circular is printed on Catalyst Electrastar 62.9 gsm paper.